Exhibit 1.1

AMENDMENT NO. 1 TO
UNDERWRITING AGREEMENT

THIS AMENDMENT NO. 1 TO UNDERWRITING AGREEMENT (this “Amendment”), dated as of December 4, 2025, is entered into by and between SC II Acquisition Corp., a Cayman Islands exempted corporation (the “Company”), and D. Boral Capital LLC (the “Representative”) as representative of the several underwriters. The Company and the Representative are sometimes referred to individually as “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, in connection with the Company’s initial public offering, the Parties entered into an Underwriting Agreement, dated as of November 25, 2025 (the “Underwriting Agreement”), pursuant to which the Company issued and sold to the Underwriters 17,250,000 units (the “Units”), including the exercise in full by the underwriters of an option to purchase up to 2,250,000 Units at the offering price to cover over-allotments, at a price of $10.00 per Unit, generating gross proceeds to the Company of $172,500,000;

WHEREAS, the names of certain underwriters included in the underwriting syndicate were omitted from Schedule A of the Underwriting Agreement;

WHEREAS, the Parties desire to amend Schedule A of the Underwriting Agreement to include the names of such underwriters;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1. Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Underwriting Agreement.

2. Amendment to Underwriting Agreement.

(a) The table contained in Schedule A of the Underwriting Agreement is hereby deleted in its entirety and the following new table shall be substituted in lieu thereof:

Underwriter	Number of Firm Units to be Purchased
D. Boral Capital LLC	14,900,000
Dominari Securities LLC	50,000
Bancroft Capital, LLC	50,000
TOTAL	15,000,000

3. Ratification. Except as expressly amended hereby all of the terms, provisions and conditions of the Underwriting Agreement are hereby ratified and confirmed in all respects by each Party hereto and, except as expressly amended hereby, are, and hereafter shall continue, in full force and effect.

4. Entire Agreement. This Amendment and the Underwriting Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect thereto.

5. Amendments. No amendment, supplement, modification or waiver of this Amendment shall be binding unless executed in writing by all Parties hereto.

6. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract. Each Party hereto shall be entitled to rely on a “PDF” signature of any other Party hereunder as if it were an original.

7. Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to any of the conflicts of law principles which would result in the application of the substantive law of another jurisdiction.

8. Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

SC II ACQUISITION CORP.

By:	/s/ Menachem Shalom
Name:	Menachem Shalom
Title:	Chief Executive Officer

Accepted on the date first above written.

D. BORAL CAPITAL LLC

as Representative of the several Underwriters

By:	/s/ Gaurav Verma
Name:	Gaurav Verma
Title:	Co-Head of Investment Banking